Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Kapstone Paper and Packaging Corporation of our report dated March 19, 2007 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the preparation of the combined financial statements and certain corporate allocations, (2) the recording of a pretax impairment charge by International Paper Company and (3) the completion of the sale of the Kraft Papers Business by International Paper Company), related to the combined financial statements of the Kraft Papers Business-A Division of International Paper Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 appearing in the Current Report on Form 8-K/A of KapStone Paper and Packaging Corporation filed March 21, 2007.

/s/ Deloitte & Touche LLP

April 5, 2007
Memphis, Tennessee